March 17, 2011

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”) Registration Statement on Form S-4 Filed February 22, 2011 File No.: 333-172391

We respond supplementally to your letter dated March 16, 2011 commenting on the Registration Statement on Form S-4 filed by Mercer International Inc. (the “Company”) on February 22, 2011 relating to the registration of $300,000,000 in principal amount of 9.5% Senior Notes due 2017 (the “Exchange Notes”) which are being offered to existing noteholders in exchange for substantially identical notes (the “Old Notes”) originally sold by the Company in an offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Company hereby represents and warrants to the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission”) as follows:

1.
The Company is registering the Exchange Notes under the Securities Act in reliance on the Staff’s position in Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) (the “Shearman Letter”); and

2.
The Company (or any affiliate of the Company) has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the exchange offer (a) may not rely on the Staff position in the Exxon Capital Letter or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

MERCER INTERNATIONAL INC.
SUITE 2840, PO Box 11576 – 650 WEST GEORGIA STREET, VANCOUVER, BC V6B 4N8 T: (604) 684-1099 F: (604) 684-1094

March 17, 2011

Furthermore, in accordance with the terms and conditions set forth in the Shearman Letter, the Company makes the following additional representations to the Commission:

1.	neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with a broker-dealer to distribute the Exchange Notes; and

2.	the Company:

(a)
will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Old Notes which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to any resales of the Exchange Notes received in exchange for such Old Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer) in connection with any resale of such Exchange Notes; and

(b)
will require as a condition to participation in the exchange offer that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the exchange offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In connection with our response to the Staff’s comment regarding the Form S-4 filed by the Company on February 22, 2011, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ Richard Short

Richard Short
Controller

cc.	H. Sangra, Sangra Moller LLP Andrew Bond, Sangra Moller LLP

MERCER INTERNATIONAL INC
SUITE 2840 – 650 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6B 4N8 T: (604) 684-1099 F: (604) 684-1094
14009 INTERURBAN AVENUE SOUTH, SUITE 282 SEATTLE, WASHINGTON 98168 T: (206) 674 4639 F: (206) 674 4629